Exhibit 99.5

MEDIA ALERT

August 29, 2011	CONTACT:	Lynette Viviani /973-534-1004
lynette.viviani@vivianipr.com

Student Transportation Inc. to Celebrate U.S. Listing at NASDAQ

“Back to School” Opening Bell Ceremony Next Week

STB begins trading on September 6th

WHAT:

Student Transportation Inc. (STI) (TSX: STB) will turn the NASDAQ Times Square MarketSite school bus yellow next week when the company’s senior management team hosts the Opening Bell Ceremony to mark the company’s initial U.S. listing of its common stock on the NASDAQ Global Select MarketSM. The company’s common stock will trade under the symbol “STB” and will continue to be dual listed on the Toronto Stock Exchange (TSX). The company’s convertible debentures will only be traded on the TSX.

BACKGROUND:

Student Transportation Inc. (STI) is North America’s third-largest provider of school bus transportation services, operating more than 7,300 vehicles. School transportation is a $24B market with $18 billion still owned and operated by states and local school districts. STI continues to grow through a disciplined series of strategic acquisitions, bid-ins and privatization of district run school bus fleets. STI’s family of local and regional platform companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Founded by CEO & Chairman Denis J. Gallagher in 1997 and listed on the TSX in December 2004, US investors will like STI’s steady growth and attractive, predictable dividends. With a common share yield of approximately 8.5%, the company has paid dividends for 79 consecutive months and currently has approximately 15% U.S. shareholders.

WHEN:

Week of August 29: CEO available for pre-listing telephone interviews.

Tuesday, September 6, 2011

6 – 7 AM CEO available for off-site interviews

7:30 – 9 AM – CEO available in NASDAQ studio for remote and onsite interviews

9 – 9:45 AM – Opening Bell Ceremony

After 10 AM – CEO available for on and off-site interviews

WHERE:

NASDAQ MarketSite Broadcast Studio

4 Times Square, NY, NY

Broadcast Quality B-roll and hi-res images available upon request.